United States securities and exchange commission logo





                             October 25, 2021

       Wayne Tupuola
       Chief Executive Officer
       Laser Photonics Corporation
       1101 N. Keller Road, Suite G
       Orlando, FL 32810

                                                        Re: Laser Photonics
Corporation
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted September
29, 2021
                                                            CIK No. 0001807887

       Dear Mr. Tupuola:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted September 29. 2021

       The Offering, page 8

   1. We note your response to prior comment 8 in which you state that you will not be using any of the proceeds
from this offering for debt repayment, and your disclosure in the "Use of Proceeds" section on
page 8 that you intend to use the proceeds from this offering for the repayment of
outstanding loans. Please revise to make your disclosures on page 8 consistent with the
disclosure in your "Use of Proceeds" section on page 35.
       Our Market Opportunity, page 55

   2. We note your response to prior comment 12. Please revise the disclosure in this section, such as the disclosure
about the "Key Growth Drivers and Commentary" on page 57 and
 Wayne Tupuola
Laser Photonics Corporation
October 25, 2021
Page 2
         the new last full paragraph on page 57 to discuss the material assumption underlying the projections and provide detail about the bases for the projections. In this regard, we note the disclosure about the "Key Growth Drivers and Commentary" on page 57 has not been revised from such disclosure on page 45 of your prior submission.
3. Please ensure that you revise your disclosure in this section to describe projections and assumptions with greater specificity and quantify where practicable. For example, it is unclear how you estimated revenue of $8.8 million for 2021 based on your disclosure in this section and your disclosure about revenue of $3.2 million for the 6 months ended June
         30, 2021.
Our Product Platforms, page 62

4. Please ensure that: (1) the information in the classification table on page 63 is legible; and
         (2) you clarify in the disclosure the meaning of technical terms mentioned in the table that may not be familiar to investors.
5. Please ensure that the disclosure about the classification table is balanced. For example, expand the disclosure that you "introduced the first in the world Industry Specific Laser
         Blaster Classification table" to disclose when you introduced the table, that, if applicable, the criteria in the table has been determined by you, whether your products meet the criteria, and remove any references which articulate your hopes that others in your industry will use the table to assess performance against the criteria in the table.
Certain Relationships and Related Party Transactions, page 79

6. We note your response to prior comment 16. Please reconcile your disclosure on page 80 that Dimitriy Nikitin is your promoter and that he received $75,218 as cash compensation in that role with your disclosure on page F-18 of your amendment and with the disclosure on pages 58 and 71 of your Form 10-K filed on March 26, 2021 that "Dimitriy Nikitin serves as a member of [y]our Board of Advisors. During the year of 2020 he received
         $75,218 as cash compensation in that role." Also, tell us, with a view to disclosure when
         Mr. Nikitin and, if applicable, other individuals served as members of your Board of
         Advisors.
7. We note your response to prior comment 19. Please disclose the value of shares received by Messrs. Bykov and Tupuola and Ms. Nikitina on December 31, 2020. In addition, please include include a new section to include disclosure required by
Item 506 of
         Regulation S-K.
8. We note your response to prior comment 23. Please clearly disclose the relationship between you and Dimitry Nikitin when you purchased assets from ICT in 2019 and 2020.
FirstName LastNameWayne Tupuola
       Also, disclose the parties who determined the amount at which the assets were acquired.
Comapany   NameLaser
       In addition,      Photonics
                    include        Corporation
                            a new section to include the disclosure required by
Item 505 of
OctoberRegulation   S-K. 2
         25, 2021 Page
FirstName LastName
 Wayne Tupuola
FirstName LastNameWayne
Laser Photonics Corporation Tupuola
Comapany
October 25,NameLaser
            2021      Photonics Corporation
October
Page 3 25, 2021 Page 3
FirstName LastName
Exhibit 23.1, page 97

9.       Your response to prior comment 25 indicates that you have revised the
auditor   s consent
         to address our comment, but your current amendment does not appear to include the
         revised auditor   s consent. Please include the revised and updated
consent in your next
         amendment.
        You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Andrew
Blume, Staff Accountant, at 202-551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-
551-3602 or Sherry Haywood, Staff Attorney, at 202-551-3345 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:      Ernest Stern